                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.     )

                                    ARIBA INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ---------------------------------------
                         (Title of Class of Securities)

                                    04033V104
                               ------------------
                                 (CUSIP Number)

                                  June 25, 1999
          --------------------------------------------------------------------
                (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[      ]     Rule 13d-1(b)

	[  X   ]     Rule 13d-1(c)

	[      ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G
CUSIP NO. 04033V104
--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, the AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST, ALBERTO W. VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     See Item 4 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power
Beneficially Owned
by Each Reporting   32,000 shares in the aggregate for all Reporting Persons and
Person with         as to all but a portion of which beneficial ownership is
                    disclaimed

                    (6)  Shared Voting Power

                    2,316,400 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power

                    32,000 shares in the aggregate for all Reporting Persons and as to all but a portion of which beneficial ownership is disclaimed

                    (8)  Shared Dispositive Power

                    2,316,400 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,348,400 shares in the aggregate for all Reporting Persons and as to all but up to 32,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    5.49%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                        IA, EP, IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   04033V104

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    1,346,500 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    1,346,500 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     1,346,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    3.15%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   04033V104

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     Panama
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    969,900 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    969,900 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     969,900 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    2.27%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   04033V104

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     Florida
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power
Beneficially Owned
by Each Reporting   32,000 shares, as to all of which beneficial ownership is
Person with         disclaimed

                    (6)  Shared Voting Power                        None

                    (7)  Sole Dispositive Power

                    32,000 shares, as to all of which beneficial ownership is disclaimed

                    (8)  Shared Dispositive Power                    None

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     32,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    0.07%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                EP
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   04033V104

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     ALBERTO W. VILAR

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned  (5)  Sole Voting Power
by Each Reporting
Person with         32,000 shares, as to only a portion of which beneficial
                    ownership is affirmed

                    (6)  Shared Voting Power

                    2,316,400 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power

                    32,000 shares, as to only a portion of which beneficial ownership is affirmed

                    (8)  Shared Dispositive Power

                    2,316,400 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,348,400 shares, as to all but a portion of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    5.49%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   04033V104

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     GARY A. TANAKA

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    2,316,400 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    2,316,400 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,316,400 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    5.42%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is Ariba Inc. (the "Issuer").

     (b) The address of Issuer's principal place of business is 1314 Chesapeake Terrace, Sunnyvale, CA 94089-1100.


Item 2.
-------

     (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Investment Advisors Inc. Profit Sharing Trust, whose address is 2655 Le Jeune Road, Coral Gables, Florida 33134 (the "Plan"), Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo and Amerindo Panama are sometimes hereinafter collectively referred to as the "Advisor Entities."

           Each of the Advisor Entities is an investment advisor, and all of the subject securities have been purchased by the Advisor Entities (or, in the case of securities held, by the Plan) in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities, and Mr. Vilar is sole trustee of the Plan (which is a qualified employee benefit plan). Because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, and because the trustee of the Plan is required to act in the best interest of the beneficiaries thereof, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of Ariba Inc., Cusip Number 04033V104.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------   (c) check whether the person filing is a:

     (a-i) Inapplicable.

     (j) This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.

Item 4.  Ownership.
------   ---------

     (a-c) The following table sets forth for each of the Advisor Entities and for the Plan the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of June 25, 1999, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 424B4 dated June 23, 1999, (with beneficial ownership determined as set forth in Rule 13d-3 under the Exchange Act, but with beneficial ownership being expressly disclaimed). Messrs.Vilar and Tanaka, as the sole shareholders and directors of the Advisor Entities, share with each other investment and dispositive power as to all of the shares shown as owned by the Advisor Entities, who otherwise have sole investment and dispositive power with respect thereto, except that each client of the Advisor Entities has the unilateral right to terminate the advisory agreement with the Advisor Entity in question on notice which typically need not exceed 30 days. Mr. Vilar is sole trustee of the Plan.


Name                         No. of Shares                   Percent of Class
----                         -------------                   ----------------

Amerindo                       1,346,500                            3.15%

Amerindo Panama                  969,900                            2.27%

Plan                              32,000                            0.07%

Alberto W. Vilar               2,348,400                            5.49%

Gary A. Tanaka                 2,316,400                            5.42%

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Inapplicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The subject shares are all owned by clients of the Advisor Entities or by the Plan. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

    (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Investment Advisors Inc. Profit Sharing Trust, whose address is 2655 Le Jeune Road, Coral Gables, Florida 33134 (the "Plan"), Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo and Amerindo Panama are sometimes hereinafter collectively referred to as the "Advisor Entities."

           Each of the Advisor Entities is an investment advisor, and all of the subject securities have been purchased by the Advisor Entities (or in the case of securities held, by the Plan) in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities, and Mr. Vilar is sole trustee of the Plan (which is a qualified employee benefits plan). Because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients to act in the best interest of the beneficiaries thereof, and because the trustee of the Plan is required to act in the best interest of the beneficiaries thereof, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of Ariba Inc., Cusip Number 04033V104.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Inapplicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

                                         AMERINDO INVESTMENT ADVISORS INC.,
                                         a California corporation


                                         By: /s/ Alberto W. Vilar
                                             -------------------------------
                                             ALBERTO W. VILAR, PRESIDENT


                                         AMERINDO INVESTMENT ADVISORS, INC.,
                                         a Panama corporation


                                         By: /s/ Alberto W. Vilar
                                             ------------------------------
                                             ALBERTO W. VILAR, DIRECTOR


                                         AMERINDO INVESTMENT ADVISORS INC.
                                         PROFIT SHARING TRUST

                                         By: /s/ Alberto W. Vilar
                                             ------------------------------
                                             ALBERTO W. VILAR, TRUSTEE



                                         By: /s/ Alberto W. Vilar
                                             ------------------------------
                                             ALBERTO W. VILAR

                                             /s/ Gary A. Tanaka
                                             ------------------------------
                                             GARY A. TANAKA

                                    EXHIBIT A

                                   ARIBA INC.

                                  COMMON STOCK

                                   04033V104


We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, PRESIDENT


                                        AMERINDO INVESTMENT ADVISORS, INC.,
                                        a Panama corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, DIRECTOR


                                        AMERINDO INVESTMENT ADVISORS INC.
                                        PROFIT SHARING TRUST

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, TRUSTEE


                                        By: /s/ Alberto W. Vilar
                                            ---------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ---------------------------------
                                            GARY A. TANAKA

                                    EXHIBIT B

                                   ARIBA INC.

                                  COMMON STOCK

                                   04033V104


Although we hereby disaffirm the existence of a group as set forth under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, this statement is being made on behalf of Amerindo Investment Advisors Inc., Amerindo Investment Advisors, Inc., the Amerindo Investment Advisors Inc. Profit Sharing Trust, Alberto W. Vilar and Gary A. Tanaka.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, PRESIDENT


                                        AMERINDO INVESTMENT ADVISORS, INC.,
                                        a Panama corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, DIRECTOR


                                        AMERINDO INVESTMENT ADVISORS INC.
                                        PROFIT SHARING TRUST

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, TRUSTEE


                                        By: /s/ Alberto W. Vilar
                                            ---------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ---------------------------------
                                            GARY A. TANAKA